INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(b) AND (c)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(b)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                         (Amendment No. ______________)*

                            KOS PHARMACEUTICALS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    500648100
-------------------------------------------------------------------------------
                                 (CUSIP Number)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, SEE the Notes).

CUSIP NO. 500648100                13G                         PAGE 2 OF 9 PAGES



-------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         KOS HOLDINGS, INC.
-------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group            (a) |_|
         (SEE Instructions)                                          (b) |_|
-------------------------------------------------------------------------------
3        SEC Use Only
-------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         DELAWARE
-------------------------------------------------------------------------------
                                  5      Sole Voting Power
          NUMBER OF                      NONE
           SHARES                 ---------------------------------------------
        BENEFICIALLY              6      Shared Voting Power
          OWNED BY                       7,610,000
            EACH                  ---------------------------------------------
          REPORTING               7      Sole Dispositive Power
           PERSON                        NONE
            WITH                  ---------------------------------------------
                                  8      Shared Dispositive Power
                                         7,610,000
-------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         7,610,000
-------------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares |_| (SEE Instructions)
-------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)

         44.3%
-------------------------------------------------------------------------------
12       Type of Reporting Person (SEE Instructions)

         CO
-------------------------------------------------------------------------------

CUSIP NO. 500648100                13G                        PAGE 3 OF 9 PAGES


-------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         KOS INVESTMENTS, INC.
-------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group             (a) |_|
         (SEE Instructions)                                           (b) |_|
-------------------------------------------------------------------------------
3        SEC Use Only
-------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         DELAWARE
-------------------------------------------------------------------------------
                                  5      Sole Voting Power
          NUMBER OF                      NONE
           SHARES                 ---------------------------------------------
        BENEFICIALLY              6      Shared Voting Power
          OWNED BY                       8,570,069
            EACH                  ---------------------------------------------
          REPORTING               7      Sole Dispositive Power
           PERSON                        NONE
            WITH                  ---------------------------------------------
                                  8      Shared Dispositive Power
                                         8,570,069
-------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         8,570,069
-------------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares |_| (SEE Instructions)
-------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)

         49.9%
-------------------------------------------------------------------------------
12       Type of Reporting Person (SEE Instructions)

         CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         MICHAEL JAHARIS
-------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group              (a) |_|
         (SEE Instructions)                                            (b) |_|
-------------------------------------------------------------------------------
3        SEC Use Only
-------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         USA
-------------------------------------------------------------------------------
                                  5      Sole Voting Power
          NUMBER OF                      NONE
           SHARES                 ---------------------------------------------
        BENEFICIALLY              6      Shared Voting Power
          OWNED BY                       8,570,070
            EACH                  ---------------------------------------------
          REPORTING               7      Sole Dispositive Power
           PERSON                        NONE
            WITH                  ---------------------------------------------
                                  8      Shared Dispositive Power
                                         8,570,070
-------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         8,570,070
-------------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares |_| (SEE Instructions)
-------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)

         49.9%
-------------------------------------------------------------------------------
12       Type of Reporting Person (SEE Instructions)

         IN
-------------------------------------------------------------------------------


                                Page 4 of 9 Pages

Item 1.

         (a)      Name of Issuer:

                  Kos Pharmaceuticals, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1001 Brickell Bay Drive, Suite 2502
                  Miami, FL  33131

Item 2.

         (a)      Name of Persons Filing:

                  Kos Holdings, Inc., Kos Investments, Inc. and Michael Jaharis

         (b)      Address of Principal Business Office or if None, Residence:

                  For the corporations and Mr. Jaharis:
                  c/o Steven K. Aronoff, P.C.
                  475 Park Avenue South
                  23rd Floor
                  New York, NY 10016

         (c)      Citizenship:

                  Delaware for corporations and USA for Mr. Jaharis

         (d)      Title of Class of Securities:

                  Common Stock, par value $.01

         (e)      Cusip Number:

                  500648100

Item 3.

         N/A

Item 4.  Ownership

         (1)(a)   Amount Beneficially Owned by Kos Holdings, Inc.:    7,610,000

         (1)(b)   Percent of Class: 44.3%

         (1)(c)   Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:
                           None

                  (ii)     Shared power to vote or to direct the vote:
                           7,610,000



                                Page 5 of 9 Pages

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  None

                  (iv)     Shared power to dispose or to direct the
                           disposition of:   7,610,000

         (2)(a)   Amount Beneficially Owned by Kos Investments, Inc.:  8,570,069

         (2)(b)   Percent of Class: 49.9%

         (2)(c)   Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:
                           None

                  (ii)     Shared power to vote or to direct the vote:
                           8,570,069

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  None

                  (iv)     Shared power to dispose or to direct the
                           disposition of:   8,570,069

         (3)(a)   Amount Beneficially Owned by Michael Jaharis:        8,570,070

         (3)(b)   Percent of Class: 49.9%

         (3)(c)   Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:
                           None

                  (ii)     Shared power to vote or to direct the vote:
                           8,570,070

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  None

                  (iv)     Shared power to dispose or to direct the
                           disposition of:   8,570,070

Item 5.  Ownership of Five Percent or Less of a Class

                  N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

                  None


                                Page 6 of 9 Pages

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company

                  N/A

Item 8.  Identification and Classification of Members of the Group

                  N/A

Item 9.  Notice of Dissolution of Group

                  N/A

Item. 10.         Certification

                  N/A




                                Page 7 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1998

                               KOS HOLDINGS, INC.

                               By: /s/ Kathy Jaharis Ledes
                                   --------------------------------------------
                                   Kathy Jaharis Ledes, President


                               KOS INVESTMENTS, INC.

                               By: /s/ Kathy Jaharis Ledes
                                   --------------------------------------------
                                   Kathy Jaharis Ledes, President


                                   /s/ Michael Jaharis
                                   --------------------------------------------
                                   Michael Jaharis




                                Page 8 of 9 Pages

                                    EXHIBITS

Exhibit A         Joint Filing Statement








                                Page 9 of 9 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Agreement this 13th day of February, 1998.


                                        KOS HOLDINGS, INC.

                                        By: /s/ Kathy Jaharis Ledes
                                            -----------------------------------
                                            Kathy Jaharis Ledes


                                        KOS INVESTMENTS, INC.

                                        By: /s/ Kathy Jaharis Ledes
                                            -----------------------------------
                                            Kathy Jaharis Ledes



                                        /s/ Michael Jaharis
                                        ---------------------------------------
                                        Michael Jaharis